CANWEST MEDIA INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2009
AND FEBRUARY 29, 2008
(UNAUDITED)

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place, Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020
April 9, 2009

To the Board of Directors of Canwest Media Inc.

In accordance with our engagement letter dated August 16, 2008, we have reviewed the accompanying interim consolidated balance sheets of Canwest Media Inc. (the “Company”) as at February 28, 2009 and the related interim consolidated statements of earnings (loss), comprehensive loss, retained earnings (deficit) and cash flows for the three and six month periods ended February 28, 2009 and February 29, 2008 (the “interim financial statements”).  These interim financial statements are the responsibility of the Company’s management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor.  Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters.  An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion.  An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

The accompanying balance sheet as at August 31, 2008 is a reproduction of the balance sheet from the complete financial statements of the Company, as at August 31, 2008 and for the year then ended, on which we expressed an opinion without reservation in our report dated November 28, 2008. The fair reproduction of the complete balance sheet is the responsibility of management. Our responsibility is to report on the reproduction of the balance sheet. In our opinion, the accompanying balance sheet as at August 31, 2008 is appropriately reproduced.

This report is solely for the use of the Board of Directors of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose.  Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties.  We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

Chartered Accountants

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended		For the six months ended
	February 28, 2009	February 29, 2008 (Revised note 12)	February 28, 2009	February 29, 2008 (Revised note 12)
Revenue	636,628	700,538	1,521,712	1,566,746
Operating expenses	377,694	390,715	825,624	807,301
Selling, general and administrative expenses	183,598	210,292	401,129	424,634
Restructuring expenses (note 7)	19,728	4,611	34,503	16,256
Broadcast rights impairments (note 6)	40,196	-	40,196	-
	15,412	94,920	220,260	318,555
Amortization of intangibles	1,912	2,217	4,089	4,648
Amortization of property and equipment	27,685	28,299	53,992	53,015
Other amortization	511	218	659	440
Operating income (loss)	(14,696)	64,186	161,520	260,452
Interest expense	(75,960)	(77,582)	(156,196)	(159,841)
Accretion of long-term liabilities	(9,829)	(24,197)	(38,062)	(48,078)
Interest income	545	3,402	1,310	19,769
Interest rate and foreign currency swap gains (losses)	(6,513)	(13,171)	19,970	(40,930)
Foreign exchange gains (losses)	(15,877)	(1,816)	(83,362)	4,271
Investment gains, losses and write-downs	(9,322)	(24)	(10,066)	(85)
Impairment loss on property and equipment (note 6)	(32,374)	-	(32,374)	-
Impairment loss on intangible assets (note 6)	(238,903)	-	(238,903)	-
Impairment loss on goodwill (note 6)	(923,131)	-	(923,131)	-
	(1,326,060)	(49,202)	(1,299,294)	35,558
Provision for (recovery of) income taxes (note 8)	134,894	(10,172)	174,134	25,030
Earnings (loss) before the following	(1,460,954)	(39,030)	(1,473,428)	10,528
Minority interest	25,398	(10,167)	6,622	(38,846)
Interest in earnings of equity accounted affiliates (note 5)	340	19,741	555	39,577
Realized currency translation adjustments	(216)	(1,062)	(216)	(1,062)
Net earnings (loss) from continuing operations	(1,435,432)	(30,518)	(1,466,467)	10,197
Loss from discontinued operations	(2,612)	(2,837)	(3,401)	(4,674)
Net earnings (loss) for the period	(1,438,044)	(33,355)	(1,469,868)	5,523

The notes constitute an in integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(In thousands of Canadian dollars)
	As at February 28, 2009	As at August 31, 2008 (Revised note 12)
ASSETS
Current Assets
Cash and cash equivalents	68,673	74,908
Accounts receivable	530,199	559,807
Inventory	11,165	10,710
Investment in broadcast rights	276,436	278,149
Future income taxes	15,683	52,712
Other current assets	30,622	36,904
Assets of discontinued operations	529	714
	933,307	1,013,904
Other investments	16,976	25,518
Investment in broadcast rights	257,231	191,630
Due from parent and affiliated companies (note 16)	55,262	65,844
Property and equipment	656,884	702,793
Future income taxes	228,402	368,529
Other assets	30,400	38,867
Hedging derivative instruments	255,177	-
Intangible assets (note 6)	1,479,550	1,755,566
Goodwill (note 6)	1,373,489	2,324,561
Assets of discontinued operations	60	1,926
	5,286,738	6,489,138
LIABILITIES
Current Liabilities
Accounts payable	135,253	218,333
Accrued liabilities (note 7)	322,295	304,971
Income taxes payable	22,952	22,722
Broadcast rights payable	165,119	124,751
Deferred revenue	37,866	39,755
Future income taxes	47,916	39,475
Current portion of long-term debt and obligations under capital leases	74,043	16,738
Current portion hedging derivative instruments (note 11)	23,363	32,737
Current portion of derivative instruments	105,434	143,821
Liabilities of discontinued operations	3,002	2,297
	937,243	945,600
Long-term debt (note 9)	4,024,057	3,461,942
Hedging derivative instruments	20,596	237,786
Derivative instruments	19,266	12,416
Obligations under capital leases	5,629	7,241
Other long-term liabilities	201,885	226,880
Future income taxes	150,600	166,374
Deferred gain	153,405	171,102
Puttable interest in subsidiary (note 10)	578,850	545,394
Minority interest	64,568	78,149
Liabilities of discontinued operations	117	756
	6,156,216	5,853,640
Going concern (note 1)
Contingencies (note 18)
Subsequent events (note 20)
SHAREHOLDERS’ EQUITY
Capital stock	438,838	438,838
Contributed surplus	132,953	132,953

Retained earnings (deficit)	(1,341,270)	128,598
Accumulated other comprehensive loss (note 13)	(99,999)	(64,891)
	(1,441,269)	63,707
	(869,478)	635,498
	5,286,738	6,489,138
The notes constitute an in integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)
(In thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008
Net earnings (loss) for the period	(1,438,044)	(33,355)	(1,469,868)	5,523
Other comprehensive income (loss)
Unrealized foreign currency translation gains (losses) on net assets of self-sustaining foreign operations	(441)	(1,878)	2,950	(1,421)
Realized foreign currency translation losses on net assets of self-sustaining foreign operations	216	1,062	216	1,062
Foreign currency translation adjustment	(225)	(816)	3,166	(359)
Change in fair value of hedging derivative instruments designated as cash flow hedges net of tax of $5.7 million and $10.1 million for the three and six months ended February 28, 2009, respectively (2008 - $7.7 million and $15.6 million, respectively)	1,099	(18,987)	(38,274)	(35,723)

Unrealized loss on available-for-sale investment net of tax of nil (2008 – nil)	-	(6,653)	(9,120)	(15,023)
Reclassification of impairment loss on available for sale investments realized in net loss for the period net of tax of nil (2008 – nil)	9,120	-	9,120	-
	9,120	(6,653)	-	(15,023)
Comprehensive loss for the period	(1,428,050)	(59,811)	(1,504,976)	(45,582)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(UNAUDITED)
(In thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008
Retained earnings – beginning of period	96,774	1,203,248	128,598	1,164,370
Net earnings (loss) for the period	(1,438,044)	(33,355)	(1,469,868)	5,523
Retained earnings (deficit) – end of period	(1,341,270)	1,169,893	(1,341,270)	1,169,893

The notes constitute an in integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 28, 2009	February 29, 2008 (Revised note 12)	February 28, 2009	February 29, 2008 (Revised note 12)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the period	(1,438,044)	(33,355)	(1,469,868)	5,523
Net loss from discontinued operations	2,612	2,836	3,401	4,674
Items not affecting cash
Amortization	30,108	30,734	58,740	58,103
Net non-cash interest expense	15,182	9,668	30,616	14,267
Accretion of long-term liabilities	9,829	24,197	38,062	48,078
Future income taxes	147,280	192	159,721	8,483
Realized foreign currency translation adjustments	216	1,062	216	1,062
Interest rate and foreign currency swap (gains) losses, net of settlements	1,706	10,686	(35,991)	25,940
Broadcast rights impairments	40,196	-	40,196	-
Impairment loss on property and equipment, intangible assets and goodwill	1,194,408	-	1,194,408	-
Investment gains, losses and write-downs	9,322	24	10,066	85
Pension expense in excess of (less than) employer contributions	(6,728)	977	(7,022)	2,357
Minority interest	(25,398)	10,167	(6,622)	38,846
Earnings from equity accounted affiliates	(340)	(19,741)	(555)	(39,577)
Foreign exchange (gains) losses	14,727	(1,365)	79,974	(9,264)
Stock based compensation expense (note 14)	163	769	1,358	1,527
	(4,761)	36,851	96,700	160,104
Changes in non-cash operating accounts	(6,039)	9,470	(109,823)	(136,725)
Cash flows from operating activities of continuing operations	(10,800)	46,321	(13,123)	23,379
Cash flows from operating activities of discontinuing operations	(368)	(2,564)	(1,284)	(5,490)
Cash flows from operating activities	(11,168)	43,757	(14,407)	17,889

INVESTING ACTIVITIES
Other investments	-	(58)	(100)	(4,703)
Payments of acquisition costs	-	(1,876)	-	(27,477)
Cash from equity accounted affiliates	-	45,595	-	45,595
Proceeds from sale of property and equipment	4,868	17	4,885	28
Purchase of property and equipment	(22,718)	(27,742)	(51,305)	(55,438)
Proceeds from (advances to) parent and affiliated companies	6,805	15	6,586	(1,219)
Investing activities of discontinued operations	-	(33)	-	(281)
	(11,045)	15,918	(39,934)	(43,495)

FINANCING ACTIVITIES
Repayment of long-term debt	(2,437)	(2,437)	(4,875)	(3,687)
Advances (repayments) of revolving facilities, net of financing costs	34,178	(42,703)	62,494	15,402
Increase in bank indebtedness	-	4,515	-	4,515
Swap recouponing payments	5,000	-	5,000	(5,000)
Payments of capital leases	(242)	(206)	(1,695)	(1,550)
Payment of distributions to minority interest	(7,502)	(35,889)	(9,631)	(36,679)
	28,997	(76,720)	51,293	(26,999)
Foreign exchange gain (loss) on cash denominated in foreign currencies	389	1,224	(3,187)	2,543
Net change in cash and cash equivalents	7,173	(15,821)	(6,235)	(50,062)
Cash and cash equivalents – beginning of period	61,500	88,806	74,908	123,047
Cash and cash equivalents – end of period	68,673	72,985	68,673	72,985
The notes constitute an in integral part of the consolidated financial statements.

CANWEST MEDIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2009 AND FEBRUARY 29, 2008
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

1.      GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("GAAP") which assumes that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. There is significant doubt about the appropriateness of the going concern assumption because of the material uncertainty caused by the current market conditions including the Company’s declining advertising revenue, ability to realize cost reductions, ability to divest of non-core assets, ability to restructure the operations and the Company’s current liquidity situation and its noncompliance with the terms of its senior secured credit facility and failure to make an interest payment on the Canwest Media Inc. 8% senior subordinated notes. The media industry has recently experienced declines in advertising revenue reflecting a weak economic environment. The outlook for the advertising market remains uncertain and the weakness in the advertising market is likely to continue until the economy improves.

The Company’s operating results and cash flows for the three and six months ended February 28, 2009 reflect the effect of the deterioration in the economy and reduced advertising revenue for its Canadian television (excluding its CW Media segment), Australian television, Turkey radio, Out-of-home and Publishing operations. As described in note 7 and under the heading “recapitalization” below, the Company has developed restructuring plans to reduce costs and close underperforming operations. Management is continuing to assess other strategies to improve operating results and cash flows, to adjust its capital structure and to reduce its debt obligations, including the sale of assets, and other operational changes. While management believes that progress is being made in implementing strategic plans approved by management and there are certain other strategies available to enhance operations and adjust the capital structure of the Company, there is no assurance as to the outcome or success of these strategies. Further, the Company’s results for 2009 and future periods are subject to numerous uncertainties.

Canwest Media Inc.
Due to the decline in the subsidiary operating results, cash distributions from the non-guarantor subsidiaries, including Canwest Limited Partnership and Ten Holdings, to Canwest Media Inc. have been substantially reduced. As a result, during the quarter, management determined that Canwest Media Inc. would not be able to comply with the financial covenants under its senior secured revolving credit facility and, consequently, Canwest Media Inc. entered into negotiations with its senior lenders. Canwest Media Inc. and the senior lenders agreed to permanently reduce the senior lending facility to $112 million from $300 million and the senior lenders agreed to waive the events of default arising as a result of the failure to comply with certain covenants under the senior secured credit facility and the failure to make an interest payment on the 8% senior subordinated notes, as discussed below, until the earlier of April 21, 2009 and the date the holders of the 8% senior subordinated notes take any action to enforce their rights. During this period Canwest Media Inc. will have limited access to the available funds under the facility to allow it to meet its operational requirements.

Subsequent to February 28, 2009, Canwest Media Inc. did not make the interest payment on its 8% senior subordinated notes which was due on March 15, 2009. Under the indenture governing the 8% senior subordinated notes, failure to make payment does not permit note holders to accelerate the notes if the interest payment is made on or before April 14, 2009. Canwest Media Inc. is in discussions with representatives of an ad hoc committee of note holders representing a significant majority of the aggregate principal amount of the 8% senior subordinated notes regarding a forebearance agreement (“forebearance agreement”) aimed at allowing sufficient time for a recapitalization of the Company that is satisfactory to all of its stakeholders, including the senior lenders to Canwest Media Inc. and the holders of the 8% sernior subordinated notes.

Failure to (a) comply with the covenants in the waiver from the senior lenders, (b) enter into a forebearance agreement with the holders of more than 75% of the aggregate principal amount of the 8% senior subordinated notes prior to April 14, 2009, (c) obtain a further waiver from the senior lenders on or prior to April 21, 2009, or (d) complete a recapitalization transaction satisfactory to the senior lenders and the 8% senior subordinated note holders prior to the expiry of either the further waiver from the senior secured lenders or the forbearance agreement, if any, could result in a demand to immediately repay the related debt. Management believes that Canwest Media Inc. would not have sufficient liquidity to satisfy any such demand.

Recapitalization
The Company is in discussions with various parties, including the senior lenders to Canwest Media Inc. and representatives of the ad hoc committee of holders of 8% senior subordinated notes of Canwest Media Inc., regarding recapitalization of the Company that is expected to involve a cash investment and/or a conversion of certain of its existing debt to equity, to reduce the amount of Canwest Media Inc.‘s debt obligations. The Company believes that a significant reduction in the amount of or the elimination of its subordinated debt and a reduction of its senior debt obligations are critical to ensuring its continuation as a going concern. In addition, the Company may consider structural reorganizations as appropriate to align the interests of its various equity and debt holders.

Significant subsidiaries
Certain of the Company’s other subsidiaries have significant debt obligations (see note 9). These obligations are subject to financial covenants that are based on operating results, financing expenses and outstanding debt obligations. Each of these subsidiaries was in compliance with its financial covenants as of February 28, 2009. The ability of these subsidiaries to maintain compliance with their financial covenants in the future is dependent upon various factors, some of which are outside their control. Based on current revenue and expense projections and given the uncertain outlook, Canwest Limited Partnership, may not be able to maintain compliance with its financial covenants through the remainder of fiscal 2009. Failure to maintain compliance with its financial covenants or to negotiate amendments or waivers of such covenants would result in an event of default under the Canwest Limited Partnership senior credit agreement which would permit the senior lenders to demand immediate payment of the related debt. Management believes that Canwest Limited Partnership would not have sufficient liquidity to satisfy any such demand. An event of default under the senior credit agreement would result in an event of default under the Canwest Limited Partnership senior subordinated credit facility and could result in an event of default under the Canwest Media Inc. senior secured credit agreement. An acceleration of amounts owing under the Canwest Limited Partnership senior secured credit facility that is not satisfied through payment, waived, postponed or rescinded within certain time periods would result in an event of default under the 9.25% senior subordinated notes indentures. In addition, certain subsidiary credit agreements contain change of control provisions. Under these provisions a change of control of Canwest Global Communications Corp. and/or Canwest Media Inc. would be an event of default under certain subsidiary credit agreements.

The consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate. If the "going concern" basis was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. These adjustments may be material.

2.      SIGNIFICANT ACCOUNTING POLICIES

Canwest Media Inc. (“the Company”) is a wholly-owned subsidiary of Canwest Global Communications Corp. (“Canwest”). The Company is an international media company with interests in conventional television, specialty television channels, radio, out-of-home advertising, publishing and websites in Canada, Australia and Turkey. The Company’s operating segments include television, publishing, radio and out-of-home advertising. The Canadian television segment includes the operations of the Global Television Network, E! Network, TVtropolis and five Canadian specialty television channels. The CW Media television segment includes the operations of CW Investments Co.’s (“CW Media”) 18 Canadian specialty television channels. The Australian television segment includes Ten Network Holdings Limited’s (“Ten Holdings”) Ten Television Network. The Publishing segment includes the publication of a number of newspapers and magazines, including metropolitan daily newspapers, the National Post, as well as operation of the canada.com web portal and other web-based operations. The Turkey radio segment is comprised of four radio stations: Super FM, Metro FM, Joy FM and Joy Turk FM. The Out-of-home advertising segment includes Eye Corp Pty Limited, an out-of-home advertising operation which is indirectly wholly-owned by Ten Holdings. The Company holds a 57% equity interest in Ten Holdings.

The Company’s television and radio broadcast revenue include advertising revenue from a customer base that is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. In addition, the Company’s specialty television revenue include subscription revenue which are derived from a variety of sources. Publishing revenue includes advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenue is seasonal. Revenue and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of the significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation
The interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim consolidated financial statements do not include all of the information and disclosures required for annual consolidated financial statements. The accounting policies used in the preparation of these interim consolidated financial statements are the same as those used in the most recent annual consolidated financial statements except for the accounting policy changes disclosed in note 2. These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted.

Investment in broadcast rights

In accordance with its accounting policy, the Company amortizes the broadcast rights over their anticipated period of use. Effective September 1, 2008, CW Media revised the estimated number of showings attributable to its broadcast rights to reflect their planned usage. The effect of this change in estimate for the three and six months ended February 28, 2009 is not practical to measure.

3.      ACCOUNTING CHANGES

Credit Risk and the Fair Value of Financial Risks and Financial Liabilities
On January 20, 2009, the Emerging Issues Committee issued EIC 173, “Credit Risk and the Fair Value of Financial Risks and Financial Liabilities”. The committee reached a consensus that a company’s credit risk and the credit risk of its counterparties should be considered when determining the fair value of its financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The accounting treatment for this Abstract should be applied retrospectively without restatement of prior periods to all financial assets and financial liabilities measured at fair value in interim and annual financial statements ending on or after January 20, 2009. The adoption of this Abstract did not significantly impact the unaudited interim consolidated financial statements for the three and six months ended February 28, 2009.

Assessing Going Concern
The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, to include requirements for management to assess an entity’s ability to continue as a going concern and to disclose material uncertainties related to events and conditions that may cast significant doubt on the entity’s ability to continue as a going concern. The Company adopted the new standard effective September 1, 2008.

Inventories
The AcSB issued CICA Handbook Section 3031, “Inventories” which prescribes the measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost including allocation of overheads and other costs to inventory. Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories. The Company adopted CICA Handbook Section 3031, as of September 1, 2008 on a retroactive basis without prior period restatement. The adoption of this section did not impact the unaudited interim consolidated financial statements for the three and six months ended February 28, 2009.

Inventory, consisting primarily of printing materials, is valued at the lower of cost, using the first-in first-out cost formula, and net realizable value. The carrying value of the inventories carried at cost as at February 28, 2009 is $11.2 million (August 31, 2008 - $10.7 million). As at February 28, 2009, nil inventories are carried at net realizable value (August 31, 2008 – nil).

During the three and six months ended February 28, 2009, the amount of inventories expensed was $25.7 and $56.9 million, respectively (2008 - $25.2 million, $55.6 million, respectively). The amount of write downs or reversal of write downs for the three and six months ended February 28, 2009 and February 29, 2008 are nil.

Proposed Accounting Changes

Goodwill and Intangible assets
The AcSB issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA 3064 expands on the criteria for recognition of intangible assets that can be recognized. CICA 3064 applies to internally generated intangible assets such as research and development activities and rights under licencing agreements. The section also indicates that expenditures not meeting the recognition criteria of intangible assets are expensed as incurred. The Company plans to, and must, apply this new standard effective September 1, 2009. The Company is currently considering the impacts of the adoption of such standard.

Business Combinations
The AcSB issued CICA Handbook Section 1582, "Business Combinations" and entities adopting CICA 1582 will also be required to adopt CICA Handbook Sections 1601, "Consolidated Financial Statements",and 1602, "Non-Controlling Interests". These sections replace the former CICA Handbook Sections 1581, "Business Combinations" and 1600, "Consolidated Financial Statements" and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 will require additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. CICA 1601 and 1602 will require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders’ equity. These standards will become effective for business combinations for which the acquisition date is on or after September 1, 2011. The Company is currently considering the impacts of the adoption of such standard.

4.      ACQUISITION AND DIVESTITURE

Acquisition
On August 15, 2007, the Company and Goldman Sachs completed the acquisition of CW Media’s specialty television operations. The acquisition was accounted for using the purchase method. The regulated assets acquired were held in trust from the date of acquisition to December 20, 2007 when conditional approval was received from the Canadian Radio-television and Telecommunications Commission (“CRTC”). The results of operations reflect revenue and expenses of the non-regulated assets since the date of acquisition and the regulated assets from December 21, 2007. The Company’s equity earnings include the net earnings of the regulated assets of the acquired operations from the date of acquisition to December 20, 2007.

The Company has, subject to regulatory approval, committed to combine its Canadian television operations with CW Media’s operations (together the “Combined Operations”) prior to August 2011. In 2011, the Company’s and Goldman Sachs’ economic interest in the Combined Operations will be determined based on a formula which is based on the combined segment operating profit of CW Media and Canwest’s Canadian television operations.

Divestiture
In July 2008, the Company completed the sale of its United Kingdom radio segment (note 12). The Company recorded a disposition of broadcast licences, other assets, and liabilities of $2.0 million, $4.9 million, and $16.5 million, respectively.

5.      INTEREST IN EARNINGS OF EQUITY ACCOUNTED AFFILIATES

Certain operations acquired as part of the purchase of CW Media’s specialty television operations had been placed into trust until the CRTC approval of the change of control of the broadcast licences was obtained on December 20, 2007.

The following sets out condensed financial information for the regulated entities held in trust for the period from December 1, 2007 to December 20, 2007 and September 1, 2007 to December 20, 2007.

Summary condensed statement of earnings
	December 1 to December 20, 2007	September 1 to December 20, 2007
Revenue	19,644	108,767
Operating expenses	10,619	64,327
Operating income before amortization	9,025	44,440
Amortization	(665)	(2,083)
Interest expense, net	(5,921)	(20,007)
Foreign exchange gains	4,201	16,163
Recovery for income taxes	13,783	5,618
Interest in earnings of equity accounted affiliates	34	163
Minority interest	(930)	(4,904)
Net earnings of regulated entities	19,527	39,390

Summary condensed statement of cash flows
	December 1 to December 20, 2007	September 1 to December 20, 2007
Cash flows – operating activities	4,154	28,890
Cash flows – investing activities	(994)	(1,521)
Cash flows – financing activities	-	-
Net change in cash	3,160	27,369
Cash – beginning of period	42,435	18,226
Cash – end of period	45,595	45,595

During the trust period from September 1, 2007 to December 20, 2007, the Company recorded interest income of $16.8 million and a foreign exchange loss of $11.8 million related to advances to the regulated assets held in trust. Net earnings of the regulated entities include interest expense of $16.8 million and a foreign exchange gain of $11.8 million related to the inter-company debt. In addition, the Company recovered corporate costs from the regulated entities held in trust and has recorded cost recoveries in the amount of $4.6 million. The cost recoveries have reduced selling, general and administrative expenses of the Company and are included in operating expenses of the regulated entities. Net earnings of the regulated entities also include agency fees of $8.8 million, which have been recorded as revenue by the Company. Since December 21, 2007, these inter-company balances and transactions are eliminated on consolidation.

6.      GOODWILL, INTANGIBLE ASSETS AND OTHER IMPAIRMENTS

Goodwill
	August 31, 2008	Additions		Impairments	Other		February 28, 2009
Publishing	1,697,405	100	(1)	(895,110)	(14,222	)(2)	788,173
CW Media television	476,908	-		-	(671	)(3)	476,237
Australian television	32,149	-		-	(3,879	)(4)	28,270
Out-of-home	104,477	-		(16,329)	(7,339	)(4)	80,809
Turkey radio	13,622	-		(11,692)	(1,930	)(4)	-
Total	2,324,561	100		(923,131)	(28,041)		1,373,489

(1)           Increase related to contingent consideration paid on previous year’s acquisitions.
(2)           Decrease in goodwill relates to the settlement of the Hollinger arbitration (note 18).
(3)           Decrease related to an adjustment to the valuation allowance on tax losses acquired.
(4)           Decrease/increase in goodwill related to fluctuations in foreign currency translation rates.

Intangible assets
	August 31, 2008 Net Book Value	Amortization	Impairments	Other		February 28, 2009 Net Book Value
Circulation, subscribers and other customers relationships	77,635	(3,215)	-	-		74,420
Site licences	34,630	(874)	(12,983)	(857	)(1)	19,916
Broadcast licences	1,195,599	-	(126,812)	(32,166	)(1)	1,036,621
Brands	31,000	-	-	-		31,000
Newspaper mastheads	418,561	-	(99,108)	(1,860	)(2)	317,593
Total	1,757,425	(4,089)	(238,903)	(34,883)		1,479,550

(1)           Decrease in intangible assets related to fluctuations in foreign currency translation rates.
(2)           Decrease in newspaper mastheads relates to the classification of The New Republic as discontinued operations.

Impairments
The Company recorded goodwill impairment charges in its Publishing, Out-of-home and Turkey radio segments of $895.1 million, $16.3 million and $11.7 million respectively. In addition, the Company has recorded impairment charges of $99.1 million for mastheads in its Publishing segment, $86.0 million for broadcast licences in its Canadian television segment, $13.0 million for site licences in its Out-of-home segment and $40.8 million for broadcast licences in the Turkey radio segment.

The Company is required to test Goodwill at least annually and more frequently if events or circumstances occur that would more likely than not reduce their fair value below carrying value. The Company is required to test indefinite life intangible assets at least annually and more frequently if events or circumstances indicate that intangibles may be impaired. During the three months ended February 28, 2009, the Company believes that events and circumstances changed that would more likely than not reduce the fair value of the Publishing, Out-of Home and Turkey radio reporting units carrying amounts. In addition, the Company believes that events and circumstances have changed that more likely than not reduce the fair value of broadcast licences within its Canadian television and Turkey radio reporting units, mastheads within its Publishing reporting unit and site licences within its Out-of-home reporting unit reporting unit below the carrying amount. The events include a continuing decline in operating results, and lower expectations for advertising revenue growth.

The Company’s assumptions are affected by current market conditions which may affect expected revenue, particularly advertising revenue and, to a lesser extent, subscriber revenue. In addition, while the Company continues to implement cost savings initiatives, operating costs may increase more significantly than expected. The Company also has significant competition in the markets in which it operates which may impact its revenue, procurement of content and operating costs. The Company has made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangibles assets may differ or change quickly depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and intangible assets and the Company would be required to recognize further impairment losses.

The Company has not completed the second phase of the goodwill impairment testing related to the Publishing reporting unit. This phase requires the Company to notionally fair value all the assets and liabilities associated with the Publishing reporting unit. The goodwill impairment of $895.1 million is a preliminary impairment assessment that will be finalized as the required information becomes available. The preliminary goodwill impairment could change and the change could be material.

The Company has also completed a review of the E! Network and certain operations within Ten Network Holdings Inc. Based on the reduced profitability of these operations it was determined that certain assets were impaired. As a result of this review it was determined that broadcast rights impairment losses should be recorded of $30 million for E! Network and $10 million for Network TEN In addition, it was determined that property and equipment impairment losses should be recorded of $10 million related to the E! Network and $22 million related to Eye Corp. These impairments impact the Canadian television, Australian television and Out-of-home segments.

7.      RESTRUCTURING EXPENSES

The Company is centralizing certain functions including developing four state of the art broadcast centres to support the production needs of its local television stations and enable the transition to high definition. This initiative is expected to be conducted in three phases. Over the period from September 2007 to May 2009, the Company expects to have a net reduction in its workforce of 260 jobs relating to these changes. To date, the Company has accrued $11.5 million related to the first two phases of which a $0.2 million recovery and $1.5 million expense was accrued during the three and six months ended February 28, 2009, respectively. The total expected costs associated with these initiatives are $11.8 million.

During the six months ended February 28, 2009, the Company initiated certain cost containment initiatives in its Canadian television segment, including the restructuring of its news operations at the E! Network. These initiatives resulted in a workforce reduction of 107 positions. During the three and six months ended February 28, 2009, the Company accrued $1.5 million and $7.2 million, respectively, the full cost of these initiatives.

In fiscal 2008, the Company’s Publishing segment initiated and completed certain changes in its work flow processes which resulted in the centralization of certain functions. The total cost associated with this initiative of $10.7 million was accrued in fiscal 2008.

During the six months ended February 28, 2009, the Company initiated certain cost containment initiatives in its Publishing segment, which are expected to result in a workforce reduction of 470 positions. These initiatives are expected to be completed by August 31, 2009 with total costs estimated of $32.0 million. During the three and six months ended February 28, 2009, the Company accrued costs of $16.8 million and $22.9 million, respectively, related to these initiatives.

In connection with the acquisition of CW Media’s operations in August 2007, the Company accrued termination benefits of $18.6 million. This accrual was set up as part of the purchase equation related to the acquisition of CW Media. During the six months ended February 28, 2009, the Company initiated certain initiatives in its CW Media television segment, which will result in a workforce reduction of 36 positions. These initiatives are expected to be completed by August 31, 2009 with total employee termination costs estimated of $1.1 million. During the three and six months ended February 28, 2009, the Company accrued costs of $0.1 million and $1.1 million, respectively, related to these initiatives.

During the six months ended February 28, 2009, the Company initiated work force reductions in its Turkey radio segment. The costs of these reductions are estimated to total $0.2 million which has been paid during the six months ended February 28, 2009. In addition, as described in note 1, the Company is currently pursuing recapitalization transactions and potential corporate restructuring. The Company has expensed and paid $1.6 million related to these activities.

The restructuring liability, which consists of termination benefits, is summarized by operating segment as follows:

	Publishing	Canadian television	CW Media television		Other	Total
Balance – August 31, 2007	-	-	15,277	(1)	-	15,277
Accrued during the period	10,708	10,007	1,013	(1)	-	21,728
Payments made during the period	(8,332)	(3,919)	(15,351)		-	(27,602)
Balance – August 31, 2008	2,376	6,088	939		-	9,403
Accrued during the period	22,886	8,668	1,141		1,808	34,503
Payments made during the period	(14,514)	(7,797)	(1,115)		(1,808)	(25,234)
Balance – end of period	10,748	6,959	965		-	18,672

(1) The accrual for CW Media in fiscal 2007 was made in connection with the acquisition of CW Media and accordingly was recorded in the purchase equation.

8.      INCOME TAXES

The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	For the three months ended		For the six months ended
	February 28, 2009	February 29, 2008 (Revised note 12)	February 28, 2009	February 29, 2008 (Revised note 12)
Income taxes at combined Canadian statutory rate of 31.08% (2008 – 32.38%)	(412,140)	(15,932)	(403,821)	11,514
Non-taxable portion of capital (gains) losses	3,226	(155)	14,104	(1,977)
Increase (decrease) in valuation allowance on future tax assets	210,963	(501)	221,070	315
Effect of foreign income tax rates differing from Canadian income tax rates	732	(1,012)	422	(4,941)
Change in expected future tax rates	3,872	(1,530)	3,720	(1,275)
Non-deductible accretion expense	2,340	7,251	10,398	15,172
Non-deductible expenses	699	1,806	1,770	3,429
Partnership net earnings allocated to minority interests	(518)	(324)	(1,107)	(569)
Effect of uncertain tax positions	2,755	1,020	3,807	1,920
Effect of partnership earnings from equity accounted affiliates	-	449	-	1,332
Effect of goodwill and intangible asset impairments	323,146	-	323,146	-
Other	(181)	(1,244)	625	110
Provision for (recovery of) income taxes	134,894	(10,172)	174,134	25,030

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences, which could be significant, will impact the income tax provision in the period in which the determination is made.

During the three months ended February 28, 2009, as described in note 1, Canwest Media Inc. violated certain financial covenants on its senior secured revolving credit facility. In addition, in March 2009, Canwest Media Inc. defaulted on its senior subordinated notes. This has resulted in significant unfavourable evidence about Canwest Media Inc.’s ability to more likely than not realize the benefits associated with its future tax assets. The Company has recognized a valuation allowance of $195.6 million related to future tax assets.

9.      LONG-TERM DEBT

	Maturity (fiscal year)	Principal Outstanding February 28, 2009 (millions)	As at February 28, 2009	As at August 31, 2008
Canwest Media Inc.:
Senior secured revolving credit facility(1)	2011	$49	48,902	-
Senior subordinated notes (net of debt issuance costs of $10 million (August 31, 2008 - $11 million))(2)	2012	US$761	1,030,905	828,755
Canwest Limited Partnership:
Senior secured credit facilities - revolver	2012	$116	116,000	96,000
Senior secured credit facilities - credit C (net of debt issuance costs of $3 million (August 31, 2008 -$3 million))	2012	$265	262,360	262,028
Senior secured credit facilities - credit D (net of debt issuance costs of $5 million (August 31, 2008 - $5 million))(3)	2014	US$458	578,186	483,999
Senior subordinated unsecured credit facility (net of debt issuance costs of $1 million (August 31, 2008 -$1 million))	2015	$75	74,193	74,152
Senior subordinated unsecured notes (net of debt issuance costs of $9 million (August 31, 2008 -$9 million))	2015	US$400	500,331	415,766
CW Media Holdings Inc.:
Senior secured revolving credit facility	2013	$14	14,000	8,000
Senior secured credit facility (net of debt issuance costs of $13 million (August 31, 2008 - $13 million))(4)	2015	US$441	548,160	457,688
Senior unsecured notes including accrued interest (net of debt issuance costs of $8 million (August 31, 2008 -$9 million))	2015	US$338	422,112	329,630
Ten Network Holdings Limited:
Bank loan - revolver	2011	A$260	212,082	250,195
Senior unsecured notes	2013	US$125	164,922	132,322
Senior unsecured notes	2016	A$150	122,355	136,470
			4,094,508	3,475,005
Less portion due within one year			(70,451)	(13,063)
Long-term portion			4,024,057	3,461,942

The terms and conditions of the long-term debt are the same as disclosed in the August 31, 2008 audited consolidated financial statements, except as disclosed below.

(1)
The amount available under this facility has been permanently reduced to $112 million. During the three months ended February 28, 2009, the Company failed to comply with certain financial covenants under Canwest Media Inc.’s senior credit facility. The senior lenders have agreed to waive the events of default arising as a result of the failure to comply with certain covenants and failure to make an interest payment on the 8% senior subordinated notes until the earlier of April 21, 2009 and the date the holders of the 8% senior subordinated notes take any action to enforce their rights (note 1). For the period from April 7, 2009 to April 21, 2009 the senior lenders have temporarily limited the availability under the facility to $31.6 million of the cash held in the “Collateral Deposit Account” (note 20).

(2)
The interest payment due March 15, 2009 under this facility was not paid. Under the terms of the senior subordinated notes, failure to make payment does not permit note holders to accelerate the notes if the interest payment is made on or before April 14, 2009. Canwest Media Inc. is in discussions with representatives of an ad hoc committee of holders of 8% senior subordinated note holders representing a significant majority of the aggregate principal amount of the 8% senior subordinated notes regarding a forebearance agreement aimed at allowing sufficient time for a recapitalization of the Company that is satisfactory to all of its stakeholders, including the senior lenders to Canwest Media Inc. and the holders of the 8% senior subordinated notes. The Company agreed with its swap counterparties to settle the fair value swap related to its senior subordinated notes and received cash proceeds of $105 million (note 20).

(3)	The foreign currency and interest rates swaps relating to the Senior secured credit facilities - credit D is secured by substantially all the assets of the Canwest Limited Partnership.
(4)
The foreign currency and interest rate swap relating to the Senior secured credit facility is secured by substantially all the assets of CW Media and CW Investments and, subject to certain limitations by each of its existing and each subsequently acquired or organized wholly-owned subsidiary.

During the six months ended February 28, 2009, the Company received recouponing payments of $5 million on its hedging derivative instruments and nil on derivative instruments (2007 – paid $5 million and $13 million, respectively).

During the six months ended February 28, 2009, credit ratings of certain of the Company’s counterparties to the foreign currency and interest rate swaps were down graded. The Company does not expect the counterparties to fail to meet their obligations as the counterparties are rated at or greater than A.

10.           PUTTABLE INTEREST IN A SUBSIDIARY

The puttable interest in subsidiary will accrete to the estimated amount to settle the liability through charges to earnings which are recorded as Accretion of long-term liabilities. As at February 28, 2009, the puttable interest liability was re-measured, based on management’s current expectations of the amount required to settle the put options which represent a decrease compared to prior year’s estimates. The estimated future cash flows were discounted at 19.4%. The present value of the effect of the decrease of $18.3 million has been recorded as a reduction of the liability as at February 28, 2009 and a reduction of the accretion expense for the three and six months then ended.

11.           DERIVATIVE INSTRUMENTS

Included in derivative instruments as at February 28, 2009, are derivative instruments with a fair value of $105 million. The derivative instrument is secured by Canwest Media Inc.’s assets including the assets of its Canadian television operations, the National Post partnership, the partnership units of the Canwest Limited Partnership and the shares of Ten Holdings and CW Media. In March 2009, the Company settled $38 million of this liability and entered in further derivative contracts to fix the value of this obligation. The Company has two payments remaining under this obligation of $10 million in May 2009 and $57 million in August 2009.

12.           DISCONTINUED OPERATIONS

During February, 2009, the Company reached an agreement to sell The New Republic as the Company concluded that the expectations for this asset were not consistent with the Company’s long-term growth strategy. The results of this operation were classified as a discontinued operation in the consolidated statements of earnings (loss), the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of The New Republic were reported within the Publishing segment. The classification of The New Republic as a discontinued operation increased earnings from continuing operations by $3 million for both the three and six months ended February 28, 2009 (for the three and six months ended February 29, 2008 – $1 million and $1 million, respectively). Cash flows from operating activities of continuing operations increased by $1 million for both the three and six months ended February 28, 2009 (for the three and six months ended February 29, 2008 – $1 million and $2 million, respectively).

During July 2008, the Company reached an agreement to sell its United Kingdom radio stations as the Company concluded that the expectations for these assets were not consistent with the Company’s long-term growth strategy. The Company recorded a loss of $7 million on the sale of these stations. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings (loss), the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of the United Kingdom radio stations were reported within the United Kingdom radio segment. The classification of the United Kingdom radio stations as a discontinued operation increased earnings from continuing operations by less than $1 million and $1 million for the three and six months ended February 29, 2008, respectively. Cash flows from operating activities of continuing operations increased by $2 million and $4 million for the three and six months ended February 29, 2008, respectively.

The loss from discontinued operations is summarized as follows:

	For the three months ended		For the six months ended
	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008
Revenue	803	1,337	1,825	2,868

Loss from discontinued operations before tax	(3,369)	(2,837)	(4,158)	(4,674)
Income tax recovery	(757)	-	(757)	-
Loss from discontinued operations	(2,612)	(2,837)	(3,401)	(4,674)

The carrying value of net assets related to discontinued operations are as follows:

	February 28, 2009	August 31, 2008
Current assets	529	714
Goodwill	-	-
Non-current assets	60	1,926
Current liabilities	(3,002)	(2,297)
Long-term debt	-	-
Other long-term liabilities	(117)	(756)
Net assets	(2,530)	(413)

13.           ACCUMULATED OTHER COMPREHENSIVE LOSS

	Foreign currency translation adjustment	Available for sale investments	Hedging derivative instruments designated as cash flow hedges	Total
Balance – August 31, 2008	(3,032)	-	(61,859)	(64,891)
Other comprehensive income (loss)	3,166	-	(38,274)	(35,108)
Balance – February 28, 2009	134	-	(100,133)	(99,999)

The Company has recorded an impairment loss in the three and six months ended February 28, 2009 on the available-for-sale investment of $7.3 million. The Company concluded that the accumulated loss is other than temporary based on the sale of the investment in March 2009.

The unrealized loss on foreign currency interest rate swaps that will be reclassified to interest expense over the next twelve months is approximately $15.3 million, net of tax of $6.1 million.

During the three and six months ended February 28, 2009, $51.4 million and $307.1 million foreign exchange gains, respectively (2008 – $21.3 million and $93.8 million losses, respectively) were reclassified to the net earnings (loss) from accumulated other comprehensive loss, representing foreign exchange gains on the notional amounts of the cash flow hedging derivatives. These amounts were offset by foreign exchange losses recognized on the related U.S. dollar denominated long-term debt. During the three and six months ended February 28, 2009, nil (2007 – nil) was recorded in net earnings (loss) which represented hedge ineffectiveness associated with cash flow hedging instruments.

During the three and six months ended February 28, 2009, the Company reclassified $8.8 million and $13.2 million, respectively (2008 - $1.4 million and $2.3 million, respectively) from accumulated other comprehensive loss to net earnings (loss). This amount has been recorded as a charge to interest expense and represents the effect of the hedging derivative instruments on the Company’s interest expense.

14.           STOCK BASED COMPENSATION

Share Compensation Plans
The Company utilizes share compensation plans in order to provide employees of the Company and its subsidiaries the opportunity to participate in the growth and development of the Company. The shares referred to are the shares of the Company’s parent, Canwest.

Stock Option Plan
The Regular Options vest over a four year period and expire seven years after issuance. The Market Threshold Options vest on achievement of both four years service and a pre-defined price hurdle of closing prices during their seven year term. The exercise price represents the market trading price on the date on which the options were granted.

On November 18, 2008, Canwest granted 601,300 Regular Options and 355,700 Market Threshold Options to employees. All of these options expire on November 18, 2015 and were granted at an average exercise price of $0.76 per option. On November 6, 2007, Canwest granted 528,900 Regular Options and 353,300 Market Threshold Options to employees. All of these options expire on November 6, 2014 and were granted at an average exercise price of $7.50 per option. The fair value of both the Regular Options and Market Threshold Options granted was estimated using a binomial option pricing model with the assumptions of dividend yield of nil (2007 – nil), an expected volatility of 47% (2007 - 28%), risk free interest rates of 3.1% (2007 - 4.2%) and an expected life of five years (2007 - six years). The total fair value of the Regular Options issued was $0.2 million (2007 - $1.4 million), an average of $0.34 (2007 - $2.61) per option. The total fair value of the Market Threshold Options was $0.1 million (2007 - $0.9 million), an average of $0.33 (2007 - $2.44) per option.

The Company recorded compensation expense for the six months ended February 28, 2009 of $0.2 million (2008 -$0.2 million) related to the Stock Option Plan.

Restricted Share Unit Plan
Eligible participants receive grants of Restricted Share Units (“RSU”), under the RSU Plan, which are settled by the issuance of an equivalent number of shares for nil consideration at the end of the three year term if the attainment of specified performance goals as determined by the Board have been met. Additional RSU’s are granted if Canwest declared dividends prior to the settlement date.

On November 16, 2008, Canwest granted 330,700 restricted share units under the RSU Plan. On November 6, 2007, Canwest granted 305,200 restricted share units under the RSU Plan. The fair value at the time of issuance was $0.76 (2007 - $7.50) per RSU.

The Company recorded compensation expense for the six months ended February 28, 2009 of $0.3 million (2007 -$0.2 million) related to the Restricted Share Unit Plan.

Deferred Share Unit Plan
The Company’s parent, Canwest, utilizes a Deferred Share Unit Plan (“DSU”) as a component of its compensation plan for Directors. Under the DSU Plan, directors may elect to receive their compensation in cash, DSUs or a combination thereof. DSUs are issued at the market trading price of Canwest’s subordinate voting shares on the grant date. DSUs vest immediately and are only redeemable after the participant ceases to be a director. DSUs are redeemable for cash based on the value of Canwest’s subordinate voting shares at the redemption date.

Compensation expense related to the DSU Plan was a recovery of $0.3 million for the six months ended February 28, 2009 (2008 – expense of $0.2 million).

Discontinued Share Compensation Plan
On November 6, 2007, Canwest made a final grant of options under the Discontinued Share Compensation Plan. The options under the Discontinued Share Compensation Plan vest over 5 years and expire in ten years. The Company has recorded compensation expense for the six months ended February 28, 2009 of $0.9 million (2008 – $1.1 million) related to the Discontinued Share Compensation Plan.

For the six months ended February 28, 2009, the Company recorded total compensation expense of $1.1 million (2008 - $1.7 million), with a corresponding credit to Due from parent and affiliated companies related to all its share-based compensation plans.

15.           OTHER LONG-TERM INCENTIVE PLANS

The Company has a long-term incentive plans for eligible Canadian television and CW Media employees, the Broadcast Share Appreciation Rights Plan (“Broadcast SAR Plan”) and the Broadcast RSU Plan.

Broadcast SAR Plan
Eligible participants receive grants of Broadcast SARs which entitle them to participate in the growth in the notional share value of the broadcast operations. Regular share appreciation rights (“Regular SARs”) vest at a rate of 25% per year. Performance threshold share appreciation rights (“Performance Threshold SARs”) vest at a rate of 25% per year if certain EBITDA growth rates, as set by the Board, are met. At the grant date the recipients can opt to have the SARs settled at each vesting date or at the end of the four year term.

On November 16, 2008, the Company issued 66,900 regular SARs and 17,600 Performance Threshold SARs. On November 6, 2007, the Company issued 76,000 regular SARs and 17,600 Performance Threshold SARs. At the time of issuance, the notional share value was $12.76 (2007 -$10.00) per SAR.

In January 2008, the Company approved an issuance of 565,472 Special Performance SARs. At the time of issuance, the notional value was $10.00 per Special Performance SAR. These SARs vest 50% in 2011 and 50% in 2012 if certain EBITDA growth rates are met.

Broadcast RSU Plan
Eligible participants receive grants of Broadcast RSUs which are settled at the end of a three year term provided that specified performance goals or other factors as determined by the Board have been met. The vested RSUs are settled through a cash payment equal to the notional share value at the end of the most recently completed quarter prior to the settlement date times the number of RSUs held.

On November 16, 2008, the Company issued 37,200 Broadcast RSUs. On November 6, 2007, the Company issued 46,000 Broadcast RSUs. The notional share value at the time of issuance was $12.76 (2007 -$10.00) per RSU.

For the six months ended February 28, 2009, the Company recorded a nominal expense and a financial liability related to these plans.

16.           RELATED PARTY TRANSACTIONS

	February 28, 2009	August 31, 2008
Due from parent, Canwest - non-interest bearing	55,262	65,844
Due from various affiliated companies:
Canwest Entertainment Inc. - non-interest bearing	60,888	60,888
Fireworks Entertainment Inc. - non-interest bearing	360,360	360,360
Provision for loan impairment	(421,248)	(421,248)
Due from parent and affiliated companies	55,262	65,844
These advances have no fixed repayment terms.

The Company has loans due from Fireworks Entertainment Inc. and its parent, Canwest Entertainment Inc., companies controlled by Canwest in the amount of $421.2 million (2007 – $421.2 million). Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004, Canwest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $421.2 million against these loans.

The company made operating lease payments of $1.2 million to Canwest and affiliated companies during the six months ended February 28, 2009 (2008 - $1.6 million) which are included in selling, general and administrative expenses. The annual obligations under these operating leases of $0.7 million and $0.4 million continue until August 2010 and May 2018, respectively. In addition, during the six months ended February 28, 2009, the Company has included nil (2008 - $0.3 million) of building development expenses payable to this company.

All related party transactions have been recorded at the exchange amounts, which are representative of market rates.

17.           PENSION, POST RETIREMENT AND POST EMPLOYMENT BENEFITS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, post retirement and post employment benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary. Information regarding the components of net periodic benefit cost for the Company’s defined benefit plans is presented below:

	Pension benefits For the three months ended		Post retirement/ employment benefits For the three months ended
	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008
Current service cost	4,398	4,944	589	455
Accrued interest on benefits	7,963	7,660	879	727
Expected return on plan assets	(7,251)	(7,256)	-	-
Amortization of transitional obligation	110	109	76	76
Amortization of past service costs	354	354	170	34
Amortization of net actuarial loss (gain)	431	823	(176)	(28)
Changes in valuation allowance	(8)	(10)	-	-
Total pension and post retirement/employment benefit expense	5,997	6,624	1,538	1,264

	Pension benefits For the six months ended		Post retirement/ employment benefits For the six months ended
	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008
Current service cost	8,797	9,887	1,179	911
Accrued interest on benefits	15,927	15,321	1,757	1,453
Expected return on plan assets	(14,501)	(14,513)	-	-
Amortization of transitional obligation	220	217	152	152
Amortization of past service costs	709	709	339	68
Amortization of net actuarial loss (gain)	861	1,646	(351)	(56)
Changes in valuation allowance	(17)	(21)	-	-
Total pension and post retirement/employment benefit expense	11,996	13,246	3,076	2,528

18.           CONTINGENCIES

(a)
Arbitration related to amounts owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger have been settled. During the three months ended February 28, 2009, the arbitrator awarded the Company a net settlement of $50.7 million plus interest and costs. The Company and Hollinger negotiated a settlement of $34 million which was accrued at February 28, 2009 and received in March 2009. The Company applied $20 million against receivables from Hollinger and $14 million against the Publishing segment goodwill. An amount of $30 million from this settlement is being held in the Collateral Deposit Account (note 20).

(b)
In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by Canwest Broadcasting Ltd.’s (“CBL’s”) former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $425 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its defence, the Company denies any liability to the plaintiffs and in its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders’ interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not currently determinable and the Company intends to vigorously defend this lawsuit.

(c)
The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not currently determinable.

(d)
The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

19.           SEGMENT INFORMATION

The Company operates primarily within the publishing, television, radio and out-of-home advertising industries in Canada, Australia and Turkey. Segment information has been retroactively revised to reflect the Company’s current reportable segment structure due to the sale of the United Kingdom radio segment.

Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for intersegment revenue as if the revenue was to third parties.

Segment information and a reconciliation from segment operating profit to earnings before income taxes are presented below:

	Revenue(1) (2) For the three months ended		Segment operating profit For the three months ended		Revenue(1) (2) For the six months ended		Segment operating profit For the six months ended
	February 28, 2009	February 29, 2008 (Revised note 12)	February 28, 2009	February 29, 2008 (Revised note 12)	February 28, 2009	February 29, 2008 (Revised note 12)	February 28, 2009	February 29, 2008 (Revised note 12)
Operating Segments
Publishing(4)	257,729	305,586	32,432	60,206	592,704	666,349	106,284	162,800
Television
Canada(3,4)	146,290	150,496	(265)	(7,182)	346,205	361,288	31,457	25,068
CW Media	87,459	83,770	31,830	26,871	193,558	180,897	76,113	64,003
	233,749	234,266	31,565	19,689	539,763	542,185	107,570	89,071
Australia	111,764	138,652	19,348	35,101	313,945	380,988	93,732	138,606
Total television	345,513	372,918	50,913	54,790	853,708	923,173	201,302	227,677

Radio – Turkey	2,138	3,346	943	1,093	5,484	6,910	2,234	2,677
Out-of-home	31,797	39,070	(1,293)	1,706	70,994	81,357	2	4,848
Intersegment revenue	(549)	(738)	-	-	(1,178)	(2,276)	-	-
Corporate and other	-	-	(7,659)	(9,239)	-	-	(14,863)	(18,751)
	636,628	720,182	75,336	108,556	1,521,712	1,675,513	294,959	379,251
Restructuring expenses	-	-	(19,728)	(4,611)	-	-	(34,503)	(16,256)
Broadcast rights impairments	-	-	(40,196)	-	-	-	(40,196)	-
	636,628	720,182	15,412	103,945	1,521,712	1,675,513	220,260	362,995
Elimination of equity accounted affiliates(5)	-	(19,644)	-	(9,025)	-	(108,767)	-	(44,440)
	636,628	700,538	15,412	94,920	1,521,712	1,566,746	220,260	318,555

Amortization of intangibles			1,912	2,217			4,089	4,648
Amortization of property and equipment			27,685	28,299			53,992	53,015
Other amortization			511	218			659	440
Operating income (loss)			(14,696)	64,186			161,520	260,452
Interest expense			(75,960)	(77,582)			(156,196)	(159,841)
Accretion of long-term liabilities			(9,829)	(24,197)			(38,062)	(48,078)
Interest income			545	3,402			1,310	19,769
Interest rate and foreign currency swap gains (losses)			(6,513)	(13,171)			19,970	(40,930)
Foreign exchange gains (losses)			(15,877)	(1,816)			(83,362)	4,271
Investment gains, losses and write-downs			(9,322)	(24)			(10,066)	(85)
Impairment loss on property and equipment			(32,374)	-			(32,374)	-
Impairment loss on goodwill			(923,131)	-			(923,131)	-
Impairment loss on intangible assets			(238,903)	-			(238,903)	-
Earnings (loss) before income taxes and other items			(1,326,060)	(49,202)			(1,299,294)	35,558

(1)
Represents revenue from third parties. In addition, the following segments recorded intercompany revenue: Canadian television – $0.4 million (2008 – $1.3 million), Publishing – $0.8 million (2008 – $1.0 million).

(2)
Revenue consist of advertising revenue of $521 million and $1,290 million for the three and six months ended February 28, 2009, respectively (2008 - $637 million and $1,390 million, respectively) and circulation and subscriber revenue of $115 million and $232 million for the three and six months ended February 28, 2009, respectively (2008 - $63 million and $177 million, respectively).

(3)
Revenue for the six months ended February 28, 2009 includes $5.1 million of retransmission fees related to prior years. The Company has determined this adjustment is not material to the recorded results and accordingly the adjustment has been included in net earnings (loss).

(4)
Operating expenses for the three and six months ended February 28, 2009 includes a reduction of $6.2 million and $1.4 million for employee health and insurance benefits related to prior years for the Publishing and Television – Canada operating segments, respectively. The Company has determined these adjustments are not material to the recorded results and accordingly the adjustments have been included in net earnings (loss).

(5)	Elimination of the Company’s equity interest in regulated entities of CW Media.

20.           SUBSEQUENT EVENTS

(a)
In March 2009, Canwest Media Inc. agreed to the establishment of a deposit account (“Collateral Deposit Account”) to be administered by its senior lenders. Approximately $50 million has been deposited into this account (as described below) and, except to the extent permitted by the waiver agreement as discussed above, Canwest Media Inc. is not entitled to withdraw any amount from this account without the consent of the senior lenders. In addition, the senior lenders can use the amounts deposited in this account to satisfy obligations under the senior credit facility (including the derivative instruments) as they come due.

(b)
In March 2009, Canwest Media Inc. settled the fair value swaps on its 8% senior subordinated notes. Canwest Media Inc. received cash proceeds of $105 million of which $38 million was applied to outstanding liabilities on its derivative instruments, $47 million was used to repay its senior credit facility and $20 million was deposited into the Collateral Deposit Account.

(c)
In March 2009, the Company received $34 million in full settlement of amounts owing to Canwest Media Inc. and Canwest Publications Inc. pursuant to an arbitration award in connection with its dispute with Hollinger International Inc. (now Sun-Times Media Group Inc.) relating to unresolved adjustments and claims associated with the November 15, 2000 acquisition of certain newspaper assets (note 18). Of the proceeds $30.5 million owing to Canwest Media Inc. was deposited into the Collateral Deposit Account.